ARCH CHEMICALS, INC.

501 Merritt Seven

Norwalk, Connecticut 06851

December 8, 2010

VIA EDGAR TRANSMISSION

Terence O’Brien

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Arch Chemicals, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14A

File No. 1-14601

Dear Mr. O’Brien:

Thank you for your letter dated November 23, 2010 on the above-referenced matters. In reply to your comments, Arch Chemicals, Inc. (the “Company”) is providing the following responses. For your convenience, our responses follow each of your comments which are reproduced below.

Annual Report on Form 10-K filed on February 19, 2010

Exhibits, page 113

1.	We note that you have filed some, but not all, of the exhibits and the schedules to the Note Purchase and Private Shelf Agreement (Exhibit 4.7), the Amended and Restated Receivables Sale Agreement (Exhibit 10.20(b)), and the Amended and Restated Receivables Purchase Agreement (Exhibit 10.20(c)). We also note that Exhibit 4.7 was filed as an exhibit to your Form 8-K filed on September 3, 2009 and that Exhibits 10.20(b) and 10.20(c) were filed as exhibits to your Form 8-K filed on October 9, 2009. We make a similar observation with respect to the master note purchase agreement filed as Exhibit 4.1 to your Form 8-K filed on September 9, 2010. Please file amendments to these Forms 8-K to provide a complete copy of each agreement and ensure that in the future you file all material agreements in complete form. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company did not file all of the exhibits to the Note Purchase and Private Shelf Agreement (“Note Agreement”), the Amended and Restated Receivables Sale Agreement (“Receivables Sale Agreement”), the Amended and Restated Receivables Purchase Agreement (“Receivables Purchase Agreement”) and the Master Note Purchase Agreement (“Master Note Agreement”) because they are immaterial and unnecessary for an investor’s understanding of the agreement. We believe that omission of immaterial schedules and exhibits is consistent with Item 601(b)(10)’s application to file only material contracts and is consistent with the practice of other issuers and our May 14, 2009 Comment Letter review. We acknowledge that while Item 601(b)(10) does not contain the express immateriality instruction contained in Item 601(b)(2), we believe that the same reasons behind the immateriality exception applicable to Item 601(b)(2) apply. We note that Item 601(b)(10) does not expressly call for the filing of any exhibits and schedules in contrast to Item 601(b)(2) where it is clear material exhibits must be filed. Please note that the Company did file exhibits that were needed for an understanding by investors of the agreements. For example, exhibits containing defined terms and forms of the promissory notes were filed.

The excluded exhibits and schedules fall into four categories. These categories are: (1) exhibits that relate to the mechanics or administration of the closing or the agreement (“Administrative Exhibits”), (2) forms of legal opinions to the counterparties delivered at the closing (“Legal Opinions”), (3) general identifying information regarding the Company’s subsidiaries and affiliates (e.g. state of incorporation, principal address, etc.) (“Subsidiary Information Exhibits”) and (4) lists of the Company’s liens and indebtedness (“Lien/Indebtedness Exhibits”).

The Administration Exhibits are forms of notices and reports that the Company or the counterparty must complete and deliver either in connection with the closing or the administration of the agreement. For example, Exhibit 2 to the Note Agreement (Form of Request for Notice to Purchase) is a blank form for the note purchaser to complete setting forth the terms of the notes to be purchased at the closing along with wire instructions for principal and interest payments. Another example is Exhibit III to the Receivables Sale Agreement, which identifies the locations of lockboxes, and contains sensitive bank account numbers.

The Legal Opinions are customary for the type of transaction contemplated by the relevant agreement and merely provide assurances to the counterparty regarding the Company’s compliance with legal requirements relating to the validity and enforceability of the agreement against the Company. Further these opinions state they may not be relied upon by third parties (e.g., investors) and also state in most cases additional distribution is prohibited.

The Subsidiary Information Exhibits contain general identifying information regarding the parties to the agreement and the Company’s affiliates. For example, Exhibit III to the Receivables Purchase Agreement contains information about the Company-related parties of the agreement, such as principal business addresses, jurisdiction of incorporation and sensitive tax payer identification numbers. Schedule 5.4 to the Note Agreement lists identifying information of the Company’s affiliates. Some of this information is already on file with the Commission as part of Exhibit 21 to the Company’s Form 10-K for subsidiaries.

The Lien/Indebtedness Exhibits contain information relating to indebtedness and liens existing at the most recent quarter-end prior to the execution of the agreements and to some extent is already out of date. The amount of indebtedness scheduled is already disclosed in the Company’s financial statements and, to the extent material, is further described therein. Similarly, liens, to the extent material, would also be required to be disclosed in the Company’s financial statements We do not believe the additional detail (obligor, obligee, etc.) included in the listing is material to an investors’ understanding of the agreements.

Based on the above, The Company respectfully asks that the Staff reconsider its request.

Schedule 14A Definitive Proxy Statement Filed on March 23, 2010

Summary Compensation Table, page 36

2.	We refer you to comment 25 in our letter dated May 14, 2009. We note that you continue to disclose the portion of the annual bonus that resulted from the achievement of personal performance (“personal performance bonus”) in the “Bonus” column. We have re-evaluated your June 1, 2009 response to our prior comment 25, and in light of our guidance found in Question 119.02 of our Regulation S-K C&DIs, we believe that you should reconsider how you are disclosing the personal performance bonus in the summary compensation table. You disclose that the personal strategic objectives are determined at the same time that the financial targets for bonuses are set and that the performance of each named executive officer is measured against these pre-established personal strategic objectives. As such, payment of the personal performance bonus is guaranteed following the compensation committee’s determination that the personal targets were met, regardless of whether the compensation committee’s determination may have been discretionary or subjective in light of the fact that some of the performance objectives may be more qualitative than quantitative in nature. The personal performance bonus is payable under a plan which provides for compensation intended to serve as incentive for performance to occur over a specified period, and as such disclosure is required to be made pursuant to Item 402(c)(2)(vii) of Regulation S-K.

RESPONSE:

When evaluating the CEO and other named officers’ performance for the year, the Compensation Committee considers all pre-set personal goals as well as other personal accomplishments that the Committee has observed during the year. As explained in the

Compensation Discussion and Analysis on page 34, the final determination of the payout of the portion of the total bonus based on personal goals is ultimately a non-quantifiable determination based on the collective subjective judgment of the Committee members after reviewing all personal factors. In light of the forgoing, the Company believed reported figures belonged in the Bonus column.

However, the Company has reviewed and re-evaluated its analysis in light of the Staff’s answer to Question 119.02 and the Staff’s comment to reconsider and has concluded that in future filings, the personal performance bonus figures will be moved to the Non-Equity Incentive Plan Compensation column of the table.

Compensation Risk Assessment, page 56

3.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please advise us as to whether you concluded that your compensation policies and practices are not reasonably likely to have a material adverse effect on your company. Please also describe to us the process you undertook to reach that conclusion.

RESPONSE:

Based on the process disclosed in the Proxy Statement on page 56 and further discussed below, the Company concluded that its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.

The Company conducted a risk assessment of the Company’s employee compensation policies and practices, including those that apply to our executive officers. The risk assessment was led by a project team consisting of the Company’s Chief Financial Officer, its General Counsel, its Director of Compensation and Benefits, its Vice President of Human Resources and its Deputy General Counsel. The methodology, highlights and conclusions of the risk assessment were reviewed with the Compensation Committee and the Committee’s outside compensation consultant.

The risk assessment began with gathering and reviewing all of the Company’s incentive programs by employee type and level, across all business units. Management then conducted the compensation risk assessment, which included a review of performance measures, performance period, pay mix and controls, as well as factors that amplify and mitigate the risks.

In our risk assessment review, multiple risk-mitigating features and effective safeguards against imprudent or unnecessary risk-taking were noted, including the following:

•	The Company’s compensation policies and practices are designed to reward consistent superior performance over sustained periods of time.

•

The Company’s compensation programs provide a balanced mix of fixed versus variable, and short-term versus long-term, compensation. Base salaries are competitive with comparable positions. This ensures that employees do not rely upon high levels of annual incentive compensation.

•

The goals and objectives associated with our short and long-term incentive plans, collectively, do not rely on a single performance measure; rather, they are tied to multiple corporate or business financial targets designed to reflect the Company’s strategies, business priorities and long-term strategies.

•	There is a maximum limit on the annual cash incentive payout, which in turn limits an individual’s ability to increase the payout by engaging in inappropriate risk-taking.

•

The long-term incentive grants to senior level employees have a minimum of a three year vesting period and the Committee has granted overlapping grants to support the long-term alignment of management with stockholder interests (e.g., no mega grant).

•

The Company maintains stock ownership guidelines for executive officers, which provides for strong incentives for our senior level employees to manage the Company for the long-term, while avoiding excessive risk taking in the short-term.

•

The Company’s Board of Directors reviews the corporate strategy and the Compensation Committee reviews and monitors the short-term and long-term performance goals to mitigate any overemphasis on short-term results.

Therefore, the Company believes that our compensation policies and practices are aligned with the interests of stockholders, appropriately rewarding pay for performance and do not create risks that are reasonably likely to have a material adverse effect on the Company.

In light of the Staff’s comment, the Company will include its conclusion regarding its compensation risk assessment in future filings of the Proxy Statement. In the case of the 2010 assessment, the following conclusion would have been added as the second to last sentence to the Compensation Risk Assessment on page 56 of the Proxy Statement, as follows “Based on the assessment, the Company concluded that the risks associated with its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.”

Finally, as requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact me.

Very truly yours,

/s/ Steven C. Giuliano
Steven C. Giuliano
Senior Vice President and Chief Financial Officer

Cc: Era Anagnosti via facsimile